UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Forbearance Agreement with Streeterville Capital, LLC

As disclosed in a filing on Form 6-K filed by CN Energy Group. Inc. (the “Company”) on January 3, 2023, the Company sold and issued to Streeterville Capital, LLC, a Utah limited liability company (the “Lender”), a convertible promissory note dated December 30, 2022 in the original principal amount of $3,230,000.00 (the “Note”) pursuant to that certain Securities Purchase Agreement dated December 30, 2022 by and between the Lender and the Company.

On November 29, 2023, the Company entered into a forbearance agreement (the “Agreement”) with the Lender, pursuant to which the Lender agreed to refrain and forbear from bringing any action to enforce any remedies against the Company for failure to deliver the cash amount in accordance to a certain redemption notice delivered to the Company by the Lender on November 20, 2023 (the “Forbearance”). In exchange for the Forbearance, the Company agreed to pay the Lender a forbearance fee equal to 3.25% of the outstanding balance as of the date of the Agreement.

The Forbearance will terminate immediately upon the Company’s failure to comply with certain terms and conditions set forth in the Agreement. Upon termination of the Forbearance, the Lender may seek all recourse available to it under the terms of the Note, the Agreement, any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any right, power, or remedy of the Lender under the Note or all other documents entered into in conjunction therewith as in effect prior to the date of the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 and incorporated by reference herein.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Forbearance Agreement dated November 29, 2023 by and between the Company and the Lender

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CN Energy Group. Inc.

Date: December 4, 2023	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chief Executive Officer

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